UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
HireRight, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
433538 10 5
(CUSIP Number)
Kevin A. Rinker
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 29, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	433538 10 5

1	NAMES OF REPORTING PERSONS US Investigations Services, LLC I.R.S. Identification No. of above persons (entities only). 55-0809260

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,974,676*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,974,676*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.27%*

14	TYPE OF REPORTING PERSON

OO
* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of its rights under the Voting Agreements described herein. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     This Amendment No. 1 (this “Statement”) amends the Schedule 13D initially filed on June 12, 2008 (the “Original Filing”) relating to the common stock, par value $0.01 of HireRight, Inc. Information reported in the Original Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.
Item 4. Purpose of Transaction
     The disclosure in Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:
     “On July 23, 2008, the Issuer, USIS and Merger Sub entered into an amendment (“Amendment No. 1”) to the Merger Agreement, increasing the per share consideration to be paid in the Merger to $18.75, increasing the Termination Fee (as defined in the Merger Agreement) to $6.5 million and eliminating the provisions relating to the Early Termination Fee (as defined in the Merger Agreement prior to the execution of Amendment No. 1).
     This summary of Amendment No. 1 is not intended to be complete and is qualified in its entirety by reference to such amendment, a copy of which was filed by the Issuer as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 24, 2008 and is incorporated by reference herein.
     On July 29, 2008, USIS, Merger Sub and the Issuer entered into Amendment No. 2 (“Amendment No. 2”) to the Merger Agreement. Amendment No. 2, among other things, (i) increases the consideration payable to Issuer stockholders to $19.75 per share in cash from $18.75 per share, (ii) provides that any “Superior Proposal,” as defined in the Merger Agreement, be at least $20.25 per share and (iii) sets the termination fee payable to USIS by the Issuer under certain circumstances at $6,850,000.
     The increased consideration is in response to a binding proposal received by the Issuer from a third party to acquire the Issuer at a price of $19.00 per share. Following the receipt of the third party’s binding proposal, the Issuer’s Board of Directors unanimously determined such proposal was a “Superior Proposal,” as defined in the previously amended merger agreement between the Issuer and USIS. Given this determination, the Issuer’s board of directors gave notice to USIS of its intention to terminate the Merger Agreement (and withdraw its recommendation of the pending merger of the Issuer and USIS) and accept the binding proposal received by the third party. In accordance with the procedures set forth in the previously amended merger agreement, USIS and the Issuer then engaged in negotiations with respect to revised proposals from USIS, ultimately agreeing to an increase in the consideration to $19.75 per share and to otherwise amend the Merger Agreement as described above.

     This summary of Amendment No. 2 is not intended to be complete and is qualified in its entirety by reference to such amendment, a copy of which was filed by the Issuer as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed on July 30, 2008 and is incorporated by reference herein.”
Item 7. Material to Be Filed as Exhibits

Exhibit No.	Exhibit Name
99.1	Amendment to the Agreement and Plan of Merger, dated as of July 23, 2008, by and among US Investigations Services, LLC, Hercules Acquisition Corp. and HireRight, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 24, 2008).

99.2	Amendment No. 2 to the Agreement and Plan of Merger, dated as of July 29, 2008, by and among US Investigations Services, LLC, Hercules Acquisition Corp. and HireRight, Inc. (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Issuer on July 30, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: July 30, 2008

US INVESTIGATIONS SERVICES, LLC
/s/ David A. Kaminsky

By:	David A. Kaminsky
Title:	Senior Vice President, Chief Financial Officer
and Treasurer
[Signature Page to the Schedule 13D/A]